SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 033-81500

Great Lakes Power Inc.

(Translation of registrant’s name into English)

BCE Place
181 Bay Street
Suite 300
Toronto, Ontario
Canada, M5J 2T3
(416) 359-8600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT LAKES POWER INC.

By:	/s/ Harry A. Goldgut
	Name:	Harry A. Goldgut
	Title:	Co-Chairman and Chief Executive Officer

Date:   November 27, 2003

EXHIBIT INDEX

Exhibit	Description

1.	Interim Report to Shareholders
Interim Report to Shareholders of Great Lakes Power Inc. (the “Company”) for the quarter ended September 30, 2003.